October 23, 2018

VIA EDGAR

Mr. Charles Guidry

Staff Attorney

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Consumer Products

100 F. Street, N.E.

Washington, DC 20549

Re: MJ Holdings, Inc.

Withdrawal of Request for Acceleration of Amendment No. 1 of

Registration Statement on Form S-1

File No. 333-227735

Mr. Guidry:

Reference is made to our letter, filed as correspondence via EDGAR on October 23, 2018, at 10:47AM EDT, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, October 25, 2018 at 12 Noon Eastern Daylight Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at the time requested and we hereby formally withdraw our request for acceleration thereunder.

Further reference is made to our letter, filed as correspondence via EDGAR on October 23, 2018, at 9:55AM EDT, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Wednesday, October 24, 2018 at 4:00PM Eastern Daylight Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We respectfully ask that you utilize this letter as our request for acceleration of the effective date of the Amended S-1 Registration Statement filed on October 23, 2018.

Please direct any questions or comments regarding this request to Randolf W. Katz, Esq. at (714) 966-8807 or Alissa Lugo, Esq. at (407) 649-4015 of Baker & Hostetler LLP, securities counsel to the Company.

Very truly yours,

/s/ Terrence M. Tierney
Terrence M. Tierney
Secretary